SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2005
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES
EXHIBIT INDEX
STATEMENTS OF INCOME
BALANCE SHEETS
NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2005	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

EXHIBIT INDEX
     The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

99.1	Financial statements (unaudited), including discussions and analysis thereof, of Eksportfinans ASA for the nine months ended September 30, 2005.
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973 and Registration Statement No. 333-124095.

Presentation of information
In this report, we use the term “us”, “we”, “our” and Eksportfinans for Eksportfinans ASA. We use the term Kommunekreditt for Eksportfinans’s subsidiary, Kommunekreditt Norge AS. The term “Company” refers to Eksportfinans and Kommunekreditt as a financial group.

Exhibit 99.1
Discussion of Q3 2005 and Recent Developments
SUMMARY
Eksportfinans’ net income was NOK 100 million in the first nine months of 2005, down from NOK 163 million for the corresponding period in 2004. Net interest income in the first nine months of 2005 was NOK 250 million, NOK 38 million less than in the corresponding period in 2004. The reduction was primarily due to lower margins, particularly in the market for local government lending and on placements in securities.
In addition to the reduction in net interest income, the decrease in net income was primarily due to lower gains on securities and costs of NOK 24 million associated with an ongoing restructuring process, including severance payment packages to 21 employees. This project was also reported in the two previous interim reports from Eksportfinans ASA.
Total assets for the group were NOK 129 billion at September 30, 2005. This was an increase of NOK 19.8 billion compared to December 31, 2004.
New lending in the first three quarters of 2005 amounted to NOK 13.4 billion, of which NOK 6.5 billion were export related loans while NOK 6.9 billion were loans to the municipal sector in Norway. At September 30, 2004 total new lending was NOK 13.0 billion.
During the first nine months of 2005 Eksportfinans borrowed NOK 30.2 billion in the international capital markets, compared to NOK 14.5 billion in the corresponding period in 2004.
EXPORT LENDING
The balance of export related loans was NOK 26.0 billion by the end of the third quarter 2005. At the same time in 2004, the loan balance was NOK 20.5 billion. The volume of disbursements of new, export related loans was NOK 6.5 billion in the first nine months of 2005. Compared with the same period in 2004, this was an increase in loan disbursements of NOK 2.3 billion.
The order intake, defined as the total volume of accepted loan offers, was at a record high level of NOK 19.5 billion on September 30, 2005. Based on current market information, approximately NOK 8 billion of this order intake is expected to be disbursed. The difference is due to a number of factors. As this is sales financing, the Norwegian exporters and their foreign buyers must conclude their commercial contracts. Furthermore, Eksportfinans will have to enter into final loan agreements with the various borrowers around the world. The attractiveness of the officially supported export credit financing scheme also depends on the development of interest rate levels for the major currencies.
New-buildings of ships at Norwegian yards, ships equipment and offshore oil and gas projects constitute the major sectors for the export lending activity. Continued co-operation with the regional banks in Norway and Eksportfinans’ shareholders is also a very important factor in the positive development in export lending volumes.
LOCAL GOVERNMENT LENDING
Total outstanding loans from Kommunekreditt Norge AS at September 30, 2005 amounted to NOK 49.3 billion, an increase of NOK 6.6 billion compared with September 30, 2004. The loans were extended to municipalities, counties and municipal enterprises all over Norway in connection with the financing of caretaking facilities, schools, kindergartens, centres for cultural purposes, water-, sewage- and cleaning facilities, as well as other infrastructure.
Kommunekreditt disbursed NOK 6.9 billion in new loans in the first nine months of 2005. This represented a decrease of NOK 1.6 billion compared to the same period in 2004. The reduction in new disbursements was a result of a general decrease in the demand for municipal lending compared to the peak years 2003 and 2004.
FUNDING
In the third quarter of 2005, Eksportfinans continued its very active borrowing program. As of September 30, 2005 NOK 30.2 billion had been borrowed through 512 individual transactions.
In July and August 2005 Eksportfinans issued its first transactions in Mexican Peso (MEX) and Icelandic Krónur (ISK) in the international capital markets. These transactions were primarily aimed at European investors. The transactions had a size of MXN 400 million (approximately USD 37 million) and ISK 9 billion (approximately USD 148 million) respectively. Both transactions had a two year tenor.
The Board of Directors of Eksportfinans has approved a project with the aim to bring the pricing and execution of structured medium term note transactions online. This will give investors and banks the ability to price and execute transactions on a 24-hour basis seven days a week. Since June 2005, a pilot version of this extranet solution has been up and running on the internet. The response has been very good, and the online pricing tool is now used by more than 40 banks. The full version of the system is expected to be launched in June 2006.
RESULTS
Net interest income was NOK 250 million in the first nine months of 2005. This was NOK 38 million less than for the corresponding period in 2004. The return on assets was 0.28 percent in the first nine months of 2005, down from 0.35 percent for the corresponding period in 2004, and down from 0.37 percent for the year 2004.
Commissions and income related to banking services, which for the main part consist of guarantee commissions, was NOK 1 million higher in the first three quarters of 2005 than for the corresponding period in 2004. Commissions and costs related to banking services were in line with the first nine months of 2004.
Net changes in the value of securities and foreign exchange resulted in a total gain of NOK 19 million in the first nine months of 2005, down from NOK 39 million for the corresponding period in 2004. The total gains on securities were NOK 13 million, reflecting NOK 20 million of realized gains and NOK 7 million of unrealized losses. The total gains on foreign exchange amounted to NOK 6 million, of which NOK 1 million was realized.
Salaries and other administrative expenses were NOK 122 million in the first nine months of 2005, compared to NOK 95 million in the first nine months of 2004. The main reason for the increase was the restructuring process that the group carried out in the first half-year of 2005.
The restructuring process includes changes in work processes and investments in new IT systems in order to achieve the most rational operation possible. The restructuring process incurred NOK 14 million in allocations to voluntary severance payments. These were expensed entirely in the first quarter of 2005. In addition, approximately NOK 4 million were spent on consultancy fees and NOK 6 million were related to new IT-systems.

THE BALANCE SHEET
Total assets increased by NOK 19.8 billion to NOK 129.2 billion in the first nine months of 2005. Compared with the end of the first nine months of 2004 the increase was NOK 20.7 billion. The increase was due to higher volumes in all three business sectors — export lending, municipal lending and placements in securities.
Total lending increased by NOK 7.4 billion from December 31, 2004, to NOK 75.4 billion at September 30, 2005. At September 30, 2004 total lending amounted to NOK 63.3 billion. At September 30, 2005 total outstanding placements in securities had increased by NOK 8.1 billion since December 31, 2004. Compared with the end of the first nine months of 2004, total outstanding placements in securities were increased by NOK 3.6 billion.
The group’s capital adequacy ratio was 14.1 percent at September 30, 2005, compared with 17.6 percent at September 30, 2004 and 17.1 percent at the end of 2004. The reduction was mainly due to increased total assets, in addition to increased lending commitments.

Eksportfinans ASA

STATEMENTS OF INCOME (condensed)

	For the		For the		For the
	three months ended		nine months ended		year ended
	September 30,		September 30,		Dec. 31,
	2005	2004	2005	2004	2004
(in NOK millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

Interest and related income	865	643	2,302	1,869	2,525
Interest and related expenses	772	547	2,052	1,581	2,123

Net interest income	93	96	250	288	402
Commissions and income related to banking services	2	1	5	4	6
Commissions and expenses related to banking services	2	1	4	4	5
Net gains/(losses) on securities and foreign currencies	8	3	19	39	42
Other operating income	0	0	1	4	4
Salaries and other administrative expenses	31	25	101	87	120
Depreciation	4	4	10	10	13
Other operating expenses	2	1	21	8	13
Realized loan losses	0	0	0	0	0

Net income before taxes	64	69	139	226	303
Income taxes	18	19	39	63	84

Net income	46	50	100	163	219

BALANCE SHEETS (condensed)

	As of	As of	As of
	September 30,	September 30,	December 31,
	2005	2004	2004
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Loans and receivables due from credit institutions	11,669	3,606	2,444
Loans and receivables due from customers	69,504	62,411	67,253
Securities	44,441	40,814	36,336
Investments in jointly controlled activity	0	1	0
Intangible assets	20	22	23
Fixed assets	126	123	121
Other assets	2,833	1,062	2,781
Prepayments and accrued revenues	581	458	397

Total assets	129,174	108,497	109,355

Deposits by credit institutions	49	0	0
Borrowings through the issue of securities	123,217	102,956	103,587
Other liabilities	1,245	940	1,399
Accrued interest and other expenses	524	357	313
Accrued expenses and provisions	33	20	26
Subordinated debt	867	912	883
Capital contribution securities	574	607	582

Total liabilities	126,509	105,792	106,790

Share capital	1,594	1,594	1,594
Share premium reserve	162	162	162
Other equity	809	786	809
Net income for the period	100	163	—

Total shareholders’ equity	2,665	2,705	2,565

Total liabilities and shareholders’ equity	129,174	108,497	109,355

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

Eksportfinans ASA
NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)
1.   General
These unaudited condensed consolidated interim financial statements include the accounts of Eksportfinans ASA (Eksportfinans) and its wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt) individually and collectively, the Company. Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition has been accounted for as a purchase and, accordingly, the operating results for Kommunekreditt have been included in the Company’s consolidated financial statements since the date of acquisition. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.
These unaudited condensed consolidated interim and annual financial statements of Eksportfinans ASA have been prepared on the basis of generally accepted accounting principals in Norway and in compliance with the applicable regulations of the Norwegian Banking, Insurance and Securities Commission (the Regulations).
In the opinion of the management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations and financial position for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. The interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the year ended, December 31, 2004.
Generally accepted accounting principles in Norway vary in certain significant respects from generally accepted accounting principles in the United States. For differences between Norwegian and U.S. GAAP existing at December 31, 2004, and June 30, 2005, see further explanation and reconciliation of financial information in Note 34 to our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2004 and Note 2 to our unaudited financial statements included on Form 6-K for the six months ended June 30, 2005.

2.   Capital adequacy
Capital adequacy is calculated in accordance with the applicable Regulations from the Norwegian Banking, Insurance and Securities Commission. According to the Regulations, the capital adequacy requirement is 8% of risk-weighted assets and off-balance sheet items.
Risk-weighted assets and off-balance sheet items

	Sept. 30, 2005		Sept. 30, 2004		Dec. 31, 2004
(in NOK millions)	(unaudited)		(unaudited)		(audited)

		Risk-		Risk-		Risk-
	Book	weighted	Book	weighted	Book	weighted
	value	value	value	value	value	value

Total assets	110,975	22,651	90,499	18,163	90,686	18,286
Off-balance sheet items		3,157		2,744		2,725

Total risk-weighted value banking portfolio		25,808		20,907		21,011
Total risk-weighted value trading portfolio		2,685		2,614		2,317
Total currency risk		110		48		26

Total risk-weighted value		28,603		23,569		23,354

The Company’s risk capital

	Sept. 30, 2005		Sept. 30, 2004		Dec. 31, 2004
(in NOK millions and in per cent of total risk-weighted value)	(unaudited)		(unaudited)		(audited)

Core capital (share capital, other equity and capital contribution securities)	3,059	10.7%	3,079	13.1%	2,970	12.7%
Additional capital (subordinated debt)	986	3.4%	1,057	4.5%	1,019	4.4%

Total risk capital	4,045	14.1%	4,136	17.6%	3,989	17.1%

3.   Loans and receivables due from credit institutions

	Sept. 30, 2005	Sept. 30, 2004	Dec. 31, 2004
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Bank deposits	5,770	2,061	1,081
Reverse repos with credit institutions	0	672	604
Loans (also included in note 4)	5,899	873	759

Total	11,669	3,606	2,444

The Company is not permitted to sell or repledge collateral accepted on reverse repurchase transactions.

4.   Loans

	Sept. 30, 2005	Sept. 30, 2004	Dec. 31, 2004
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Loans due from credit institutions	5,899	874	759
Loans due from customers	69,504	62,411	67,252

Total	75,403	63,285	68,011

Commercial loans	71,532	59,190	64,136
Government-supported loans	3,871	4,095	3,875

Total	75,403	63,285	68,011

Capital goods	5,495	6,341	5,722
Ships	5,549	7,698	6,872
Export-related and international activities (1)	15,003	6,455	10,184
Financing on behalf of the government (2)	16	17	15
Loans to Norwegian local government sector	49,340	42,774	45,218

Total	75,403	63,285	68,011

(1)	Export-related and international activities consists of loans to the following categories:

	Sept. 30, 2005	Sept. 30, 2004	Dec. 31, 2004
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Oil and gas	576	372	504
Pulp and paper	3,938	1,291	4,119
Engineering and construction	368	424	445
Aluminum, chemicals and minerals	269	325	290
Aviation and shipping	72	170	151
Hydro electric power	175	175	175
Real estate management	4,102	3,372	4,185
Other categories	5,503	325	315

Total	15,003	6,455	10,184

(2)	Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund, provides loans to certain countries in Eastern Europe. The Company provides the Norwegian part of these loans.
5.   Defaulted loans and loan losses

Book Value

	Sept. 30, 2005	Sept. 30, 2004	Dec. 31, 2004
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Interest and principal-payments defaulted for more than 90 days	10	12	7
Not matured principal on loans with defaults of more than 90 days	35	140	124

Total	45	152	131

The Company has incurred no loan losses to date. The Company has reviewed all loans for impairment and considers all receivables to be secured in a satisfactory manner at September 30, 2005. Therefore no specified or unspecified loan loss provisions have been made to cover losses arising from circumstances existing as of September 30, 2005.

6.   Securities

Book Value

	Sept. 30, 2005	Sept. 30, 2004	Dec. 31, 2004
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Trading securities	15,491	17,157	13,618
Securities available for sale	28,666	22,804	22,416
Securities held to maturity	284	853	302

Total	44,441	40,814	36,336

7.   Other assets

	Sept. 30, 2005	Sept. 30, 2004	Dec. 31, 2004
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Exchange rate adjustments for derivatives	2,659	792	2,566
Interim account 108 Agreement	86	93	115
Other	88	177	100

Total	2,833	1,062	2,781

8.   Borrowings through the issue of securities

	Sept. 30, 2005	Sept. 30, 2004	Dec. 31, 2004
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Commercial paper debt	31	9,889	4,921
Bond debt	123,186	93,067	98,666

Total	123,217	102,956	103,587

9.   Other liabilities

	Sept. 30, 2005	Sept. 30, 2004	Dec. 31, 2004
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Exchange rate adjustments for derivatives	0	0	0
Other	1,245	940	1,399

Total	1,245	940	1,399

10.   Shareholders’ equity
A summary of changes in shareholders’ equity for the two years ended December 31, 2003 and 2004 and nine months ended September 30, 2005, is as follows:

		Share			Net
	Number of	premium	Share	Other	income for
(in NOK millions except for number of shares)	shares	reserve	capital	equity	the period	Total

Balance Dec. 31, 2003	151,765	162	1,594	786	0	2,542

Balance at Jan 1, 2004	151,765	162	1,594	786	0	2,542
Allocations September 30, 2004 *		0	0	0	163	163

Balance September 30, 2004 *	151,765	162	1,594	786	163	2,705

Restitution of allocations
September 30, 2004 *		0	0	0	(163)	(163)
Allocations 2004		0	0	23	0	23

Balance Dec. 31, 2004	151,765	162	1,594	809	0	2,565

Balance at Jan 1, 2005	151,765	162	1,594	809	0	2,565
Allocations September 30, 2005 *		0	0	0	100	100

Balance September 30, 2005 *	151,765	162	1,594	809	100	2,665

* unaudited

11.   Segment Information
Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.
The Company has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.
Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.
Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.
Intragroup accounts and transactions have been eliminated in the segment information.

	For the		For the
	nine months ended		year ended
	Sept. 30,		Dec. 31,
	2005	2004	2004
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Net interest income
Eksportfinans	184	218	313
Kommunekreditt	66	70	89

Total Company	250	288	402

Net income after tax
Eksportfinans	71	130	179
Kommunekreditt	29	33	40

Total Company	100	163	219

	Sept. 30,	Sept. 30,	Dec. 31,
	2005	2004	2004
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Total assets
Eksportfinans	79,473	65,405	63,903
Kommunekreditt	49,701	43,092	45,452

Total Company	129,174	108,497	109,355

Total equity
Eksportfinans	2,119	2,196	2,048
Kommunekreditt	546	509	517

Total Company	2,665	2,705	2,565

We believe intra-group transactions are undertaken on arm’s-length commercial terms.
Geographic segment information
The geographic distribution of our loan portfolio by borrower’s country is disclosed in Note 15 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2004.

Major customers
The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.
RATIOS AND KEY FIGURES

		For the		For the
		nine months ended		year ended
		Sept. 30,		Dec. 31,
		2005	2004	2004
	(in NOK millions, except percentages)	(unaudited)	(unaudited)	(audited)

	OPERATING STATISTICS
1.	Net interest income*)	250	288	402
2.	Income before taxes	139	226	303
3.	Return on equity	5.1%	8.3%	8.6%
4.	Return on assets	0.28%	0.35%	0.37%
5.	Net operating expenses/average assets	0.15%	0.12%	0.13%

		Sept. 30, 2005	Sept. 30, 2004	Dec. 31, 2004
		(unaudited)	(unaudited)	(audited)

	BALANCE SHEET STATISTICS
6.	Total assets	129,174	108,497	109,355
7.	Total loans outstanding	75,403	63,285	68,011
8.	New loans disbursed	13,426	13,007	25,269
9.	New bond borrowing	30,224	14,462	33,615
10.	Borrowers/Guarantors public sector share	73.3%	78.8%	75.9%
11.	Capital adequacy	14.1%	17.6%	17.1%
12.	Exchange rate NOK/USD	6.5413	6.7217	6.0386
Definitions:
3.	Net income /average equity.

4.	Net interest income including provisions/ average assets.

5.	Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets.

7.	Consists of Loans and receivables due from customers and part of Loans and receivables due from external credit institutions in the balance sheet.